Exhibit 2

PROXY STATEMENT
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SILICOM LTD.
8 Hanagar St.
Kfar Sava
Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 14, 2010

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on April 14, 2010, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 16, 2010. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on March 15, 2010 are entitled to vote at the Meeting. On February 26, 2010, 6,809,313 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Two or more shareholders present, personally or by proxy, holding at thirty three and a third percent (33 1/3%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until April 21, 2010 at 12:00 noon. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Approval of the proposals stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of February 26, 2010, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 6,809,313 Ordinary Shares outstanding on that date):

Name and Address	Number of Shares Owned	Percent of Class

Yehuda Zisapel(1)	455,940	6.80%
Zohar Zisapel(2)	1,511,722	22.53%
All directors and officers as a group	709,255	10.35%
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(1) As reported on the Schedule 13 G/A filed by Yehuda Zisapel with the Securities and Exchange Commission on February 7, 2008.
(2) As reported on the Schedule 13 D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009.

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PROPOSAL 1

ELECTION OF DIRECTORS

The management of the Company has selected the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The following nominees who are currently directors of the Company have advised the Company that they will continue to serve as directors if re-elected. The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation
Yehuda Zisapel	67
Mr. Zisapel is a co-founder of the Company. He has served as a Director since its inception and served as Chairman of the Board of Directors from 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd. (“Rad”), Bynet Data Communications Ltd. (“Bynet”) and its subsidiaries and other companies in the Rad Group. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2006). In 1966 and 1968, Mr. Zisapel received a B.Sc. and an M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. from Tel Aviv University.

Avi Eizenman	52
Mr. Eizenman co-founded the Company in 1987 and has served as its President and as a Director, since its inception. Mr. Eizenman also served as Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his position as Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu (‘Shaike’) Orbach	58
Mr. Orbach has been has been President and Chief Executive Officer of the Company since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 RESOLVED, to elect Avi Eizenman and Yehuda Zisapel as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and to elect Yeshayahu (‘Shaike’) Orbach, as a director of the Company for the coming year until the next annual meeting of the Company’s shareholders, subject to his continued employment as President and Chief Executive Officer of the Company.

The election of Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL 2

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee and the Board of Directors have authorized the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the period commencing January 1, 2010 and until the next annual shareholders meeting. The Audit Committee and Board of Directors believe that the selection of Somekh Chaikin as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee of the Board of Directors shall fix the remuneration of Somekh Chaikin in accordance with the volume and nature of their services.

A representative of Somekh Chaikin will be invited to be present at the Meeting and the fees paid to Somekh Chaikin for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to ratify the appointment of Somekh Chaikin as the independent public accountants of the Company for the period commencing January 1, 2010 and until the next annual shareholders meeting, and to authorize the Audit Committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

The appointment of Somekh Chaikin requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Audit Committee and Board of Directors recommend that the shareholders vote “FOR” the appointment of Somekh Chaikin as the independent public accountants of the Company.

PROPOSAL 3

APPROVING GRANT OF BONUS TO CHIEF EXECUTIVE OFFICER

Pursuant to the Companies Law, the terms of compensation of members of the Board of Directors, including with respect to the terms of such members’ employment in other positions in the Company, require approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

Following the approval by the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach who did not participate in the vote) in January 25, 2010, the shareholders of the Company are being asked to approve the grant of a bonus in the amount of $80,000 (“Shaike’s Bonus”) to Mr. Orbach, the Company’s Chief Executive Officer, who is also a member of the Board of Directors.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to approve the grant of a bonus in the amount of $80,000, to the Company’s Chief Executive Officer, Mr. Yeshayahu (‘Shaike’) Orbach.

Approval of the grant of Shaike’s Bonus require the vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors, with the exception of Mr. Yeshayahu (‘Shaike’) Orbach and Mr. Avi Eizenman who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the grant of Shaike’s Bonus.

PROPOSAL 4

APPROVING GRANT OF BONUS TO CHAIRMAN OF THE BOARD

Pursuant to the Companies Law, the terms of compensation of members of the Board of Directors require approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

Following the approval by the Audit Committee and the Board of Directors (with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach who did not participate in the vote) in January 25, 2010, the shareholders of the Company are being asked to approve the grant of a bonus in the amount of $80,000 (“Avi's Bonus”) to Mr. Eizenman, Chairman of the Board of Directors.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to approve the grant of a bonus in the amount of $80,000, to the Chairman of the Company’s Board of Directors, Mr. Avi Eizenman.

Approval of the grant of Avi’s Bonus requires the vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach who express no recommendation as to the vote on the above proposal, recommends that the shareholders vote “FOR” the approval of the grant of Avi’s Bonus.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2009
AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2009 and the Consolidated Statement of Income for the year then ended. The Company intends to publish its audited financial statements for the fiscal year ended December 31, 2009 by March 31, 2010. Once published, you may request that a copy be mailed to you.
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Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il. This proxy statement is also available on the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (‘Shaike’) Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: March 9, 2010